28/04/2006

Kimberly-Clark de México, S.A. de C.V. RECEIVED

2006 MAY 10 A 9:57

OFFICE OF INTERNATIONAL CORPORATE FINANCE

06013270

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 5th. Street NW
Washington DC 20549
Facsimile # (202) 942 9624

Reference: ADR Issuer registered under file # -82-3308
(Ticker: KCDMY)

Dear Sirs:

Attached please find Kimberly Clark de México S.A. de C.V.'s first quarter 2006 filing to the Mexican Bolsa. The attached is based on being added under file 82-3308, to the list of foreign private issuers that claim exemption pursuant to rule 12g-3(2)b under the Securities Act of 1934.

Regards,
Kimberly-Clark de México S.A. de C.V.

PROCESSED
MAY 11 2006
THOMSON FINANCIAL

JORGE LARA FLORES
Director of Finance

cc.
File ADR's.
Yxa Bazán (212) 648-5576

NOTES.XLS SEC

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER QUARTER: 1 YEAR: 2006

KIMBERLY - CLARK DE MEXICO S.A DE C.V.

BALANCE SHEETS

AT MARCH 31 OF 2006 AND 2005 CONSOLIDATED

(Thousands of Mexican Pesos) Final Printing

RECEIVED 2006 MAY 10 A 9:57

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	TOTAL ASSETS	25,171,951	100	26,474,409	100
s02	CURRENT ASSETS	8,766,248	35	8,905,950	34
s03	CASH AND SHORT-TERM INVESTMENTS	1,958,264	8	2,309,334	9
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	4,580,972	18	4,513,315	17
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	301,696	1	281,691	1
s06	INVENTORIES	1,925,316	8	1,801,610	7
s07	OTHER CURRENT ASSETS	0	0	0	0
s08	LONG-TERM	0	0	0	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	0	0	0	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	16,405,703	65	17,568,459	66
s13	LAND AND BUILDINGS	5,847,743	23	5,460,994	21
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	29,451,839	117	31,446,420	119
s15	OTHER EQUIPMENT	54,323	0	53,249	0
s16	ACCUMULATED DEPRECIATION	19,446,528	77	19,959,217	75
s17	CONSTRUCTION IN PROGRESS	498,326	2	567,013	2
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	0	0	0	0
s19	OTHER ASSETS	0	0	0	0
s20	TOTAL LIABILITIES	15,231,630	100	15,953,410	100
s21	CURRENT LIABILITIES	7,630,313	50	7,428,738	47
s22	SUPPLIERS	2,204,943	14	1,764,034	11
s23	BANK LOANS	97,618	1	681,198	4
s24	STOCK MARKET LOANS	0	0	0	0
s25	TAXES PAYABLE	118,442	1	329,531	2
s26	OTHER CURRENT LIABILITIES	5,209,310	34	4,653,975	29
s27	LONG-TERM LIABILITIES	5,060,572	33	5,421,263	34
s28	BANK LOANS	3,060,572	20	3,353,014	21
s29	STOCK MARKET LOANS	2,000,000	13	2,068,249	13
s30	OTHER LOANS	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	2,540,745	17	3,103,409	19
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	9,940,321	100	10,520,999	100
s34	MINORITY INTEREST	0	0	0	0
s35	MAJORITY INTEREST	9,940,321	100	10,520,999	100
s36	CONTRIBUTED CAPITAL	4,199,848	42	4,235,627	40
s79	CAPITAL STOCK	4,199,848	42	4,235,627	40
s39	PREMIUM ON ISSUANCE OF SHARES	0	0	0	0
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	5,740,473	58	6,285,372	60
s42	RETAINED EARNINGS AND CAPITAL RESERVES	5,872,036	59	6,412,182	61
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(131,563)	(1)	(126,810)	(1)
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER

KIMBERLY - CLARK DE MEXICO S.A DE C.V.

QUARTER: 1 YEAR: 2006

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	1,958,264	100	2,309,334	100
s46	CASH	247,292	13	290,486	13
s47	SHORT-TERM INVESTMENTS	1,710,972	87	2,018,848	87
s07	OTHER CURRENT ASSETS	0	0	0	0
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	0	0	0	0
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	0	0	0	0
s48	DEFERRED EXPENSES (NET)	0	0	0	0
s49	GOODWILL	0	0	0	0
s51	OTHER	0	0	0	0
s19	OTHER ASSETS	0	0	0	0
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	0	0	0	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	0	0
s21	CURRENT LIABILITIES	7,630,313	100	7,428,738	100
s52	FOREIGN CURRENCY LIABILITIES	1,465,144	19	1,650,616	22
s53	MEXICAN PESOS LIABILITIES	6,165,169	81	5,778,122	78
s26	OTHER CURRENT LIABILITIES	5,209,310	100	4,653,975	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	420,445	8	59,175	1
s89	INTEREST LIABILITIES	101,111	2	106,700	2
s68	PROVISIONS	1,992,409	38	1,879,127	40
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	2,695,345	52	2,608,973	56
s27	LONG-TERM LIABILITIES	5,060,572	100	5,421,263	100
s59	FOREIGN CURRENCY LIABILITIES	3,060,572	60	3,353,014	62
s60	MEXICAN PESOS LIABILITIES	2,000,000	40	2,068,249	38
s31	DEFERRED LIABILITIES	0	0	0	0
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	2,540,745	100	3,103,409	100
s66	DEFERRED TAXES	2,540,745	100	3,103,409	100
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	0	0	0	0
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0
s79	CAPITAL STOCK	4,199,848	100	4,235,627	100
s37	CAPITAL STOCK (NOMINAL)	9,478	0	9,533	0
s38	RESTATEMENT OF CAPITAL STOCK	4,190,370	100	4,226,094	100

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER | QUARTER: 1 | YEAR: 2006

KIMBERLY - CLARK DE MEXICO S.A DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	5,872,036	100	6,412,182	100
s93	LEGAL RESERVE	603,363	10	603,363	9
s43	RESERVE FOR REPURCHASE OF SHARES	1,349,138	23	1,562,698	24
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	3,164,387	54	3,575,965	56
s45	NET INCOME FOR THE YEAR	755,148	13	670,156	10
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(131,563)	100	(126,810)	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(131,563)	100	(126,810)	100
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER | QUARTER: 1 | YEAR: 2006

KIMBERLY - CLARK DE MEXICO S.A DE C.V.

STATEMENTS OF INCOME

FROM JANUARY THE 1st TO MARCH 31 OF 2006 AND 2005

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	5,701,102	100	5,262,798	100
r02	COST OF SALES	3,568,006	63	3,318,748	63
r03	GROSS PROFIT	2,133,096	37	1,944,050	37
r04	OPERATING EXPENSES	817,345	14	753,248	14
r05	OPERATING INCOME	1,315,751	23	1,190,802	23
r06	INTEGRAL FINANCING COST	228,011	4	87,506	2
r07	INCOME AFTER INTEGRAL FINANCING COST	1,087,740	19	1,103,296	21
r08	OTHER EXPENSE AND INCOME (NET)	(2,310)	0	(1,778)	0
r44	SPECIAL ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	1,090,050	19	1,105,074	21
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	334,902	6	434,918	8
r11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	755,148	13	670,156	13
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	755,148	13	670,156	13
r14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
r15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	755,148	13	670,156	13
r16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
r17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
r18	NET CONSOLIDATED INCOME	755,148	13	670,156	13
r19	NET INCOME OF MINORITY INTEREST	0	0	0	0
r20	NET INCOME OF MAJORITY INTEREST	755,148	13	670,156	13

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER

QUARTER: 1 YEAR: 2006

KIMBERLY - CLARK DE MEXICO S.A DE C.V.

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	5,701,102	100	5,262,798	100
r21	DOMESTIC	5,444,814	96	4,926,317	94
r22	FOREIGN	256,288	4	336,481	6
r23	TRANSLATED INTO DOLLARS (***)	24,056	0	28,897	1
r06	INTEGRAL FINANCING COST	228,011	100	87,506	100
r24	INTEREST EXPENSE	114,628	50	134,273	153
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	19,259	8	28,186	32
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	167,244	73	12,618	14
r28	RESULT FROM MONETARY POSITION	(34,602)	(15)	(31,199)	(36)
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	334,902	100	434,918	100
r32	INCOME TAX	229,357	68	327,531	75
r33	DEFERRED INCOME TAX	0	0	0	0
r34	EMPLOYEES' PROFIT SHARING EXPENSES	105,545	32	107,387	25
r35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER | QUARTER: 1 | YEAR: 2006

KIMBERLY - CLARK DE MEXICO S.A DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
r36	TOTAL SALES	8,735,665	7,939,975
r37	TAX RESULT FOR THE YEAR	1,196,787	1,064,424
r38	NET SALES (**)	22,611,955	21,057,924
r39	OPERATING INCOME (**)	5,535,727	5,104,625
r40	NET INCOME OF MAJORITY INTEREST (**)	3,016,270	3,058,738
r41	NET CONSOLIDATED INCOME (**)	3,016,270	3,058,738
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	323,805	334,268

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER | QUARTER: 1 | YEAR: 2006

KIMBERLY - CLARK DE MEXICO S.A DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM JANUARY THE 1st TO MARCH 31 OF 2006 AND 2005

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	5,701,102	100	5,262,798	100
rt02	COST OF SALES	3,568,006	63	3,318,748	63
rt03	GROSS PROFIT	2,133,096	37	1,944,050	37
rt04	OPERATING EXPENSES	817,345	14	753,248	14
rt05	OPERATING INCOME	1,315,751	23	1,190,802	23
rt06	INTEGRAL FINANCING COST	228,011	4	87,506	2
rt07	INCOME AFTER INTEGRAL FINANCING COST	1,087,740	19	1,103,296	21
rt08	OTHER EXPENSE AND INCOME (NET)	(2,310)	0	(1,778)	0
rt44	SPECIAL ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	1,090,050	19	1,105,074	21
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	334,902	6	434,918	8
rt11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	755,148	13	670,156	13
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
rt13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	755,148	13	670,156	13
rt14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
rt15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	755,148	13	670,156	13
rt16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
rt17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
rt18	NET CONSOLIDATED INCOME	755,148	13	670,156	13
rt19	NET INCOME OF MINORITY INTEREST	0	0	0	0
rt20	NET INCOME OF MAJORITY INTEREST	755,148	13	670,156	13

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER

QUARTER: 1 YEAR: 2006

QUARTERLY STATEMENTS OF INCOME

KIMBERLY - CLARK DE MEXICO S.A DE C.V.

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	5,701,102	100	5,262,798	100
rt21	DOMESTIC	5,444,814	96	4,926,317	94
rt22	FOREIGN	256,288	4	336,481	6
rt23	TRANSLATED INTO DOLLARS (***)	24,056	0	28,897	1
rt06	INTEGRAL FINANCING COST	228,011	100	87,506	100
rt24	INTEREST EXPENSE	114,628	50	134,273	153
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	19,259	8	28,186	32
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	167,244	73	12,618	14
rt28	RESULT FROM MONETARY POSITION	(34,602)	(15)	(31,199)	(36)
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	334,902	100	434,918	100
rt32	INCOME TAX	229,357	68	327,531	75
rt33	DEFERRED INCOME TAX	0	0	0	0
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	105,545	32	107,387	25
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER QUARTER: 1 YEAR: 2006

KIMBERLY - CLARK DE MEXICO S.A DE C.V.

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

OTHER CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	323,805	334,268

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER | QUARTER: 1 | YEAR: 2006

KIMBERLY - CLARK DE MEXICO S.A DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY THE 1st TO MARCH 31 OF 2006 AND 2005

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c01	CONSOLIDATED NET INCOME	755,148	670,156
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	323,805	334,268
c03	RESOURCES FROM NET INCOME FOR THE YEAR	1,078,953	1,004,424
c04	RESOURCES PROVIDED OR USED IN OPERATION	(258,489)	(297,174)
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	820,464	707,250
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(524,997)	(156,938)
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(50,462)	(286,128)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(575,459)	(443,066)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(105,429)	(177,809)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	139,576	86,375
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	1,818,688	2,222,959
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	1,958,264	2,309,334

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER

QUARTER: 1 YEAR: 2006

KIMBERLY - CLARK DE MEXICO S.A DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	323,805	334,268
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	323,805	334,268
c41	+ (-) OTHER ITEMS	0	0
c04	RESOURCES PROVIDED OR USED IN OPERATION	(258,489)	(297,174)
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(18,622)	(172,244)
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(193,943)	(152,221)
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	0	0
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	(258,987)	(112,710)
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	213,063	140,001
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(524,997)	(156,938)
c23	+ BANK FINANCING	0	0
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	(522,884)	(86,074)
c27	(-) BANK FINANCING AMORTIZATION	(2,113)	(70,864)
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(50,462)	(286,128)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
c31	(-) DIVIDENDS PAID	(17,975)	(29,762)
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	(32,487)	(256,366)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(105,429)	(177,809)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(105,429)	(177,809)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER QUARTER: 1 YEAR: 2006

KIMBERLY - CLARK DE MEXICO S.A DE C.V.

DATA PER SHARE

CONSOLIDATED INFORMATION

Final Printing

REF D	CONCEPTS	CURRENT YEAR			PREVIOUS YEAR		
		AMOUNT			AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	2.60		$	2.60	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
d04	CONTINUING OPERATING PROFIT PER COMMON SHARE (**)	$	2.60		$	2.60	
d05	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d06	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d07	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d08	CARRYNG VALUE PER SHARE	$	8.60		$	9.05	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.00		$	0.00	
d10	DIVIDEND IN SHARES PER SHARE		0.00	acciones		0.00	acciones
d11	MARKET PRICE TO CARRYING VALUE		4.34	veces		3.83	veces
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE		14.35	veces		13.29	veces
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	veces		0.00	veces

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER QUARTER: 1 YEAR: 2006

KIMBERLY - CLARK DE MEXICO S.A DE C.V.

RATIOS

CONSOLIDATED

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	13.24	%	12.73	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	30.34	%	29.07	%
p03	NET INCOME TO TOTAL ASSETS (**)	11.98	%	11.55	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	4.58	%	4.65	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	0.89	veces	0.79	veces
p07	NET SALES TO FIXED ASSETS (**)	1.37	veces	1.19	veces
p08	INVENTORIES TURNOVER (**)	7.80	veces	7.70	veces
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	62.88	dias	67.11	dias
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	8.95	%	8.38	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	60.51	%	60.25	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.53	veces	1.51	veces
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	29.70	%	31.36	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	30.84	%	30.85	%
p15	OPERATING INCOME TO INTEREST PAID	11.47	veces	8.86	veces
p16	NET SALES TO TOTAL LIABILITIES (**)	1.48	veces	1.31	veces
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.14	veces	1.19	veces
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.89	veces	0.95	veces
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.57	veces	0.55	veces
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	25.66	%	31.08	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	18.92	%	19.08	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	(4.53)	%	(5.64)	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	7.15	veces	5.26	veces
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	91.23	%	35.42	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	8.76	%	64.57	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	100.00	%	100.00	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.